EXHIBIT 99.1
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                                  NEWS RELEASE

                                                                JANUARY 12, 2004


                     COMPTON ANNOUNCES 2004 CAPITAL PROGRAM
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CALGARY, ALBERTA - Compton Petroleum Corporation (TSX - CMT) is pleased to announce its budgeted capital expenditure and drilling program for 2004 and provide guidance with respect to anticipated production volumes, pricing assumptions and projected cash flow for the year.

CAPITAL EXPENDITURES

Compton Petroleum has budgeted capital expenditures of $200 million and planned a 190 well drilling program for 2004. The Company's drilling program will continue to focus on its extensive land holdings in Southern Alberta. Approximately 68% of budgeted expenditures are dedicated to the South where 112 wells are planned, including 24 Basal Quartz wells and 72 medium depth Belly River wells.

Budgeted expenditures, exclusive of any acquisitions or dispositions, are summarized below:

                  DRILL   LAND &    DRILLING &    EQUIPMENT
AREA              WELLS   SEISMIC   COMPLETIONS   & FACILITIES    TOTAL     %
----              -----   -------   -----------   ------------    -----    ---

SOUTHERN AB         112    $17.2      $ 81.9         $36.2        $135.3   68%
CENTRAL AB           35    $ 5.3      $ 19.3         $ 8.7        $ 33.3   17%
PEACE RIVER ARCH     28    $ 4.1      $ 11.6         $ 4.6        $ 20.3   10%
OTHER                15    $ 5.6      $  5.2         $ 0.3        $ 11.1    5%
                    ---    -----      ------         ------       ------  ---
TOTAL               190    $32.2      $118.0         $ 49.8       $200.0  100%
                    ===    =====      ======         ======       ======  ===
%                           16%         59%            25%         100%

Compton's budgeted capital expenditures are expected to result in Finding and Development (F & D) costs that are consistent with the Company's three year average F & D costs of less than $8.00 per boe (proven).

The Company's capital program will be funded from cash flow together with proceeds from the disposition of minor properties. Compton's plans for 2004 include the disposition of up to $30 million of minor, non-core properties which will allow the Company to further dedicate its efforts towards the exploration and development of its core areas and provide funding for budgeted activities in these areas.

PRODUCTION

Production at year end 2003 was approximately 28,400 boe/d comprised of 134 mmcf/d of natural gas and 6,200 bbls/d of liquids. The Company's exit rate was marginally lower than initially projected, primarily due to the mechanical failure of a compressor at Mazeppa in late December. The compressor has been repaired and is now fully operational.

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Budgeted cash flow for 2004 reflects expected average production for the year of approximately 31,500 boe/d comprised of 152 mmcf/d of natural gas and 6,100 bbls/d of crude oil and NGL's.

CASH FLOW

The Company is budgeting cash flow of $170 million, $1.34 per share diluted, for 2004 based upon the following pricing assumptions:

                                             US $            REALIZED CDN. $
                                        -------------        ---------------
         Natural Gas, $/mcf             $  4.75 NYMEX           $  5.25
         Crude oil. $/bbl               $ 26.65 WTI             $ 32.75

The average Canadian/US exchange rate is budgeted at $0.74 US = $1.00 Cdn.

Forward prices for 2004 are approximately $5.90US per mcf at NYMEX and $6.20 Cdn per mcf at AECO for natural gas and approximately $31.20 US per bbl, WTI for crude oil. Currently the Canadian/US exchange rate is approximately $0.78 US = $1.00 Cdn. At these prices and exchange rate Compton would realize cash flow of $210 million or $1.66 per share, diluted in 2004.

MAZEPPA/GLADYS PROCESSING FACILITIES

The Mazeppa gas plant is currently being expanded through the addition of 45 mmcf/d of sweet gas processing capacity. Upon completion, the plant will have a capacity of 135 mmcf/d. The expansion, which commenced during December is on budget and is scheduled to be completed by mid-February. All other identified Hooker pipeline restrictions were eliminated during the fourth quarter of 2003.

The majority of Compton's gas production in Southern Alberta is processed through the Mazeppa/Gladys facilities which have been operating at capacity throughout 2003. The expansion of the facilities during February will allow the Company to place behind pipe production on-stream during 2004 and provide processing capacity for new production resulting from the Company's aggressive Southern Alberta drilling program.

Prior to December 31, 2003 Compton entered into a letter agreement, subject to final approvals, with an independent third party for the funding of the Mazeppa Processing Partnership (MPP) which owns the Mazeppa/Gladys gas processing facilities and related pipeline infrastructure. Pursuant to the agreement MPP will issue $75 million of Partnership Units, the proceeds of which will be used to repay amounts advanced by Compton to MPP for the purchase of the facilities and to fund their expansion. Additionally, pursuant to the letter agreement, Compton will continue to provide all management, operational and administrative services in respect of the Partnership facilities. The transaction is expected to close on or before February 28, 2004.

The ownership and management arrangement of the Mazeppa/Gladys facilities will provide Compton with greater control and operational flexibility over gathering and processing activities in Southern Alberta. Additionally, the arrangement is expected to have minimal impact on Compton's operating cash flow.

FORWARD LOOKING STATEMENTS

Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws. Forward-looking statements include

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estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CORPORATE INFORMATION

Compton Petroleum Corporation is a Calgary-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canada Sedimentary Basin. The Company's capital stock trades on the Toronto Stock Exchange (TSX) under the symbol CMT, and is included in both the S&P/TSX Composite Index and the TSX Mid-Cap Index.


For further information: Compton Petroleum Corporation, Ernie G. Sapieha, President & C.E.O. or Norm G. Knecht, V.P. Finance & C.F.O., Telephone: (403) 237-9400, Fax (403) 237-9410.

Website : www.comptonpetroleum.com      Email: investorinfo@comptonpetroleum.com
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